
March 1, 2022

Alisha Charlton
Chief Financial Officer
PRO DEX INC
2361 McGaw Avenue
Irvine, CA. 92614

> **Re: PRO DEX INC**
> **10-K for the Fiscal Year Ended June 30, 2021**
> **Filed September 9, 2021**
> **File No. 000-14942**

Dear Ms. Charlton:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences